

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Yongtao Luo
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
10-14F, Block A, Platinum Towers, No.1 Tairan 7th Road
Futian District, Shenzhen, Guangdong, 518000
The People's Republic of China

> **Re: OneConnect Financial Technology Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-39147**

Dear Yongtao Luo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc:    Shuang Zhao